                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. ____ )*

                              GENERAL DEVICES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                 369514 20 3000
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                                 (CUSIP Number)

                               James M. Rae, Esq.
                            Stairs Dillenbeck Finley
                         330 Madison Avenue, Suite 2900
                            New York, NY 10017-5090
                                 (212) 697-2700
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 23, 2006
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Damien R. Tanaka
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
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               7    SOLE VOTING POWER

  NUMBER OF
                    14,570,166
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
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    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    14,570,166
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,570,166
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.65%
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14   TYPE OF REPORTING PERSON

     IN
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                                  SCHEDULE 13D
                                  ------------
                          Filed Pursuant to Rule 13d-1

ITEM 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the common stock, par value
$0.0001 per share (the "Common Stock"), of General Devices, Inc., a Delaware
corporation (the "Issuer") and is being filed by Damien R. Tanaka, an individual
(the "Reporting Person"), who is the President and Chief Executive Officer of
the Issuer. The Issuer's principal executive offices are located at 153
Greenwood Avenue, Suite 11-13, Bethel, Connecticut 06801.

ITEM 2.  Identity and Background.

         (a)      Name. The name of the Reporting Person is Damien R. Tanaka.

         (b)      Business Address. The business address for the Reporting
Person is 153 Greenwood Avenue, Suite 11-13, Bethel, Connecticut 06801.

         (c)      Occupation and Employment. The Reporting Person is the
President and Chief Executive Officer of the Issuer.

         (d) and (e) Proceedings. During the previous five (5) years, the
Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship. The Reporting Person is a citizen of Canada.

ITEM 3. Source and Amount of Funds or Other Consideration.

         The Reporting Person is the beneficial owner of 14,570,166 shares (the
"Shares") of the Issuer's Common Stock which he acquired pursuant to the terms of a reverse merger (the "Merger") between Aduromed Corporation ("Aduromed"), a
Delaware corporation and MergerSub II, Inc., a wholly owned subsidiary of the
Issuer on January 23, 2006 by the terms of which each outstanding share of common stock of Auduromed was converted into 1.795 shares of the Issuer's Common
Stock. The Shares represent the beneficial ownership of the Reporting Person in the Issuer following the Merger and include warrants to purchase 897,500 shares and options to purchase 5,415,666 shares of the Issuer's Common Stock. The
Reporting Person denies beneficial ownership of the 179,500 shares of Common
Stock of the Issuer owned by siblings of Reporting Person.

ITEM 4.  Purpose of Transaction.

         The Shares were acquired by the Reporting Person for investment purposes as a consequence of the Merger. The Reporting Person intends to periodically review his investment in the Issuer and, based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the
Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

         The Reporting Person does not have any current plans or proposals which would relate to or would result in:

         o        any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; provided, however, that the Reporting Person and the Issuer may seek to identify one or more operating
                  companies for an acquisition in which the Issuer would be the surviving company;

         o        a sale or transfer  of a material  amount of the assets of the
                  Issuer or any of its subsidiaries;

         o        any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         o        any material change in the present capitalization or dividend policy of the Issuer;

         o        any other material change in the Issuer's business or
                  corporate structure including, but not limited to, if the
                  Issuer is a registered closed-end investment company, any
                  plans or proposals to make any changes in its investment
                  policy for which a vote is required by Section 13 of the
                  Investment Company Act of 1940;

         o        changes in the Issuer's charter, bylaws or instruments
                  corresponding thereto or other actions which may impede
                  acquisition of control of the Issuer by any person;

         o        causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be
                  authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         o        a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)
                  of the Act; or

         o        any action similar to any of those enumerated above.

         The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.  Interests in Securities of the Issuer.

         (a)      Aggregate Number and Percentage of Securities. The Reporting
                  Person is the beneficial owner of 14,570,166 shares of Common
                  Stock of the Issuer, representing approximately 16.65% of the class.

         (b)      Power to Vote and Dispose. The Reporting Person has sole
                  voting and dispositive power over the shares identified in response to Item 5(a) above. The Reporting Person denies
                  beneficial ownership and denies any rights to vote or dispose of 179,500 shares of Common Stock of the Issuer, which are in addition to Reporting Person's beneficial ownership of
                  14,570,166 owned by siblings of the Reporting Person.

         (c)      Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common
                  Stock, within sixty (60) days preceding the date hereof.

         (d)      Certain Rights of Other Persons. Not applicable.

         (e)      Date Ceased to be a 5% Owner. Not applicable.

ITEM 6. Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

         Other than (a) the ownership of warrants entitling the Reporting Person to purchase up to 897,500 shares and options to purchase 5,415,666 shares of the
Issuer's Common Stock which shares are included in the response to Item 5(a), the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting
Person has not pledged securities of the Issuer nor are the securities of the
Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  Material to be Filed as Exhibits.

         N/A

         After reasonable inquiry, and to the best of the Reporting Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  February 2, 2006
                                                      --------------------------
                                                           Damien R. Tanaka

                     Attention: Intentional misstatements or
                      omissions of fact constitute Federal
                  criminal violations (See 18 U.S.C. ss. 1001).